UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

Greenlight Biosciences Holdings, PBC
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

39536G105
(CUSIP Number)

Continental Grain Company

767 Fifth Avenue, 15th Floor

New York, NY 10153-0015

212-207-5100

Attention:

Michael Mayberry, General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons Continental Grain Company
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.0%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons Conti Greenlight Investors, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Conti Greenlight LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.0%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on June 8, 2023 (the “Original Schedule 13D”, and together with this Amendment No.1, the “Schedule 13D” or the “Statement”). Except as amended herein, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used herein as so defined.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 5. Interest in Securities of the Issuer.

Item 5(e) of the Original Schedule 13D is hereby amended and restated as follows:

(e) Date ceased to be a 5% owner. In connection with consummation of the Offer and the Merger in accordance with the Merger Agreement, on July 24, 2023, the Reporting Persons disposed of all previously reported shares of Common Stock pursuant to the Contribution and Exchange Agreement and ceased to beneficially own, or be part of a 13(d) group that beneficially owns, more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2023

Continental Grain Company

/s/ David Dryerman
Name:	David Dryerman
Title:	SVP-Finance and Treasurer

Conti Greenlight Investors, L.P.

By:	Conti Greenlight LLC
Its:	General Partner

By:	Continental Grain Company
Its:	Managing Member

/s/ Ari Gendason
Name:	Ari Gendason
Title:	Chief Investment Officer

Conti Greenlight LLC

By:	Continental Grain Company
Its:	Managing Member

/s/ Ari Gendason
Name:	Ari Gendason
Title:	Chief Investment Officer